                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

  (MARK ONE)

     {x}             ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1999

                                       OR

     { }       TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



For the transaction period from ______________ to ______________________

Commission file number____________________________


                           RANGE RESOURCES CORPORATION
                              401(k) PLAN AND TRUST


500 THROCKMORTON STREET, FT. WORTH, TEXAS              76102
(Address of principal executive offices)            (Zip Code)

                          INDEPENDENT AUDITORS' REPORT



Range Resources Corporation 401(k) Plan
Hartville, Ohio

We have audited the financial statements of RANGE RESOURCES CORPORATION 401(K) PLAN as of December 31, 1999 and 1998, and for the years then ended, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, of Range Resources Corporation 401(k) Plan present fairly, in all material respects, the net assets available for benefits of Range Resources Corporation Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




MEADEN & MOORE, LTD.
Certified Public Accountants


June 2, 2000
Cleveland, Ohio

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           Range Resources Corporation
                401(k) Retirement Savings and Profit Sharing Plan


                                                                                December 31
                                                                          1999                1998
                                                                       ----------          ----------
ASSETS

Cash                                                                   $   10,891          $   17,389

Receivable-Employer                                                       889,170             613,598
          -Employee                                                        29,920              42,669
          -Interest                                                         1,604                  --
                                                                       ----------          ----------
                                                                          920,694             656,267
Investments:
    Merrill Lynch Institutional Fund                                       27,096              14,037
    Range Resources Corporation common stock                              870,623             250,653
    Merrill Lynch Retirement Preservation Trust                           825,742             788,511
    Aim Balanced Fund                                                      10,649                 800
    Merrill Lynch Growth Fund Class D                                     444,694             383,565
    Oppenheimer Global Growth                                              59,955                  13
    Merrill Lynch Corporate Bond Fund Intermediate Class D                432,157             468,415
    Federated High Income Bond Fund Class A                                15,334               1,708
    Merrill Lynch Corporate Bond Fund Intermediate Class D-GM               5,232                  26
    Mass Investors Trust                                                   13,214               1,074
    Mass Investors Trust - GM                                              13,281                  70
    Aim Blue Chip Fund Class A                                            178,998               5,849
    Davis New York Venture Fund                                         1,588,807           1,430,304
    Merrill Lynch S&P 500 Index                                           558,565             265,063
    Lord Abbett Development Growth Class P                                 85,931                  73
    Managers International Equity Fund                                        111                  89
    Gam International Fund Class A                                        105,834             103,851
    Aim Income Fund Class A                                                 2,160                  12
    Gam International Fund Class A-GM                                      15,065                  74
    Oppenheimer Global Fund                                                11,850               1,930
    Alliance Quasar Fund Class A                                            9,573               2,959
    Pioneer Growth Shares                                                  39,953               3,544
    MFS Capital Opportunity Fund Class A                                    6,681               2,054
    Merrill Lynch Capital Fund Class D                                  1,944,976           2,110,087
    Aim International Equity Fund                                          10,132                  --
    Aim Value Fund                                                        194,591                  --
    Aim Equity Constellation Fund                                          11,222                  --
    Pimco Renaissance Fund Class A                                         12,626                  --
    Participant Loans                                                     128,760             101,235
                                                                       ----------          ----------
                                                                        7,623,812           5,935,996
                                                                       ----------          ----------

                  Total Assets                                          8,555,397           6,609,652

LIABILITIES                                                                    --                  --
                                                                       ----------          ----------

                  Net Assets Available for Benefits                    $8,555,397          $6,609,652
                                                                       ==========          ==========





See accompanying notes.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                           Range Resources Corporation
                401(k) Retirement Savings and Profit Sharing Plan


                                                       Years Ended December 31

                                                      1999                 1998
                                                   ----------           ----------
Additions to Net Assets Attributed to:
     Contributions:
         Employer                                  $  953,572           $  620,545
         Employee                                     958,977              912,833
         Rollovers                                     26,593              138,369
                                                   ----------           ----------
                                                    1,939,142            1,671,747

     Investment Earnings:
         Interest                                      10,474               37,926
         Dividends                                    374,232              251,031
         Realized gains (losses)                     (100,084)              40,267
         Unrealized gains (losses)                    414,804             (717,587)
                                                   ----------           ----------
                                                      699,426             (388,363)
                                                   ----------           ----------

                  Total Additions                   2,638,568            1,283,384

Deductions from Net Assets Attributed to:
     Withdrawals and terminations                     638,664              398,057
     Net loan activity                                 26,934                  966
     Other                                              5,310                   --
     Administrative expenses                           21,915               44,915
                                                   ----------           ----------

                  Total Deductions                    692,823              443,938
                                                   ----------           ----------

Increase (Decrease) before transfers                1,945,745              839,446

Asset transfers                                            --               74,927
Other                                                      --                 (827)
                                                   ----------           ----------

                  Net Increase                      1,945,745              913,546

Net Assets Available for Benefits:
     Beginning of Year                              6,609,652            5,696,106
                                                   ----------           ----------

     End of Year                                   $8,555,397           $6,609,652
                                                   ==========           ==========


See accompanying notes.

                          NOTES TO FINANCIAL STATEMENTS

                     Range Resources Corporation 401(k) Plan

                           December 31, 1999 and 1998



1.      DESCRIPTION OF PLAN

        The following description of the Range Resources Corporation 401(k) Plan and Trust provides only general information. Participants should refer to the Plan agreement, copies of which are available from the plan administrator, for a more complete description of the Plan's provisions.

        GENERAL:

        The Plan, which began January 1, 1989, is a defined contribution plan covering all employees of the Company who have worked one thousand hours and are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was last restated August 25, 1998 to change the name from Lomak Petroleum, Inc. 401(k) Plan and Trust to Range Resources Corporation 401(k) Plan.

        CONTRIBUTIONS:

        Cash or Deferred Option Contributions 401(k) - Participants may contribute up to 15% of pretax annual compensation, as defined in the Plan.

        Integrated Contributions - Equal to 5.7% of each active participant's eligible compensation in excess of the social security taxable wage base.

        Company Discretionary Contribution - Each year, the Board of Directors determines the percentage of employees salaries which the Company will contribute. In 1999 and 1998, the Company contributed five and a half percent and four and a half percent of employee's salaries. The contribution was in the form of Company stock.

        Company Discretionary Matching Contribution - At the discretion of the Board of Directors, the Company may elect to contribute a matching contribution based on the amounts of salary reduction of the participants. No matching contribution was made in 1999 or 1998.

        Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

        PARTICIPANT ACCOUNTS:

        Each participant account is credited with the participant's elective contribution, employer contributions, earnings thereon, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                          NOTES TO FINANCIAL STATEMENTS



1.      DESCRIPTION OF PLAN, CONTINUED

        TRUSTEE CHANGE:

        Effective July 1, 1998, Merrill Lynch became the trustee of the Plan. Prior to July 1, 1998, Bank One of Texas was the trustee.

        VESTING:

        Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Vesting in the Company contribution portion of accounts plus actual earnings thereon is as follows:


               Years of Service                             Vested Percentage
               ----------------                             -----------------
            Less than One (1) Year                                  0%
            One (1) Year                                           40%
            Two (2) Years                                          80%
            Three (3) or more Years                               100%

        PARTICIPANT NOTES RECEIVABLE:

        Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at the Prime rate. Principal and interest is paid ratably through payroll deductions.

        RETIREMENT:

        Normal retirement age is 55 years.

        BENEFIT PAYMENTS:

        Benefit payments may be made in the form of lump-sum amounts, installment payments, or through the purchase of an annuity contract. The Plan does not allow in-service distributions.

        FORFEITURES:

        Forfeited balances of terminated participants' nonvested accounts are reallocated to the account balances of the remaining active participants.

                          NOTES TO FINANCIAL STATEMENTS



1.      DESCRIPTION OF PLAN, CONTINUED

        TERMINATION:

        Although it has not expressed any intention of doing so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts and receive full distribution.

        ADMINISTRATIVE FEES:

        All administrative fees were paid by the Plan.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        INVESTMENTS:

        Investments are valued at fair market value. The Common Stock of Range Resources Corporation 401(k) Plan is valued at the last reported sales price on the last business day of the plan year.

        The net realized gain or loss on investments is the difference between the proceeds received upon the sale of investments and the market value of the investments as of the end of the preceding year or the average cost of those assets if acquired during the current year. Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

        USE OF ESTIMATES:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.      INVESTMENTS

        Participants may direct their 401(k) assets to be invested in any combination of investment funds and Range Resources Corporation stock. Descriptions of these funds are as follows:

        RANGE RESOURCES CORPORATION

        No more than 50% of employees' contributions may be invested in Range Resources Corporation common stock.

                          NOTES TO FINANCIAL STATEMENTS



3.      INVESTMENTS, CONTINUED

        MERRILL LYNCH INSTITUTION FUND - Seeks to maintain a constant $1.00 net asset value per share value.

        MERRILL LYNCH RETIREMENT PRESERVATION TRUST - The investment objective is to focus on preservation of principal, high credit quality and diversification.

        AIM BALANCED FUND - The Fund seeks total return. The Fund normally invests between 30% and 70% of assets in equities and the balance in investment-grade fixed income securities.

        GAM INTERNATIONAL FUND CLASS A-GM - The investment objective is to seek growth of capital.

        MERRILL LYNCH GROWTH FUND CLASS D - The investment objectives of the Fund are to seek growth of capital and, secondarily, income by investing in a diversified portfolio of primarily equity securities placing principal emphasis on those securities that management of the Fund believes to be undervalued. Undervalued issues include securities selling at discounts from the price-to-book value ratios and price/earnings computed with respect to the popular stock market averages.

        OPPENHEIMER GLOBAL GROWTH - The Fund invests primarily in common stocks and convertible securities issued by U.S. and foreign companies.

        MERRILL LYNCH CORPORATE BOND FUND INTERMEDIATE TERM CLASS D - The Fund normally invests at least 65% of assets in investment-grade corporate debt with a maximum remaining maturity of 10 or fewer years. The balance may be invested in convertibles and preferred stock.

        FEDERATED HIGH INCOME BOND FUND CLASS A - Seeks high current income; with capital growth.

        MERRILL LYNCH CORPORATE BOND FUND INTERMEDIATE CLASS D-GM - Seeks current income. Fund normally invests in at least 55% of assets in investment-grade corporate debt with a maximum remaining maturity of 10 or fewer years.

        MASS INVESTORS TRUST - Seeks current income and long-term growth of capital and income. Invests primarily in common stocks and convertibles, emphasizing securities that management considers to be of high or improving quality.

        MASS INVESTORS TRUST GM - Seeks current income and long-term growth of capital and income. Invests primarily in common stocks and convertibles, emphasizing securities that management consider to be of high or improving quality. May also invest in debt securities and cash equivalents.

        AIM BLUE CHIP FUND CLASS A - Seeks long term growth of capital. Current income is secondary.

        DAVIS NEW YORK VENTURE FUND - The investment objective is growth of capital and invests primarily in common stocks.

        MERRILL LYNCH S&P 500 INDEX - The investment objective is to provide investment results that seek to replicate the total of the specific index.

                          NOTES TO FINANCIAL STATEMENTS



3.      INVESTMENTS, CONTINUED

        LORD ABBETT DEVELOPMENT GROWTH CLASS P - Seeks long-term growth of capital. Invests at least 65% of assets in securities of small, developing growth companies.

        MANAGERS INTERNATIONAL EQUITY FUND - Seeks long-term capital appreciation, income is secondary. Normally invests at least 65% of assets in equity securities of companies domiciled outside of United States.

        GAM INTERNATIONAL FUND CLASS A - The investment objective of each fund is to seek long-term capital appreciation. The Fund seeks to achieve this objective by investing in the particular geographic region established pursuant to its own investment policy.

        AIM INCOME FUND CLASS A - Seeks current income consistent with safety of principal. Invests primarily in investment-grade corporate debt, convertibles, and U.S. Government debt.

        OPPENHEIMER GLOBAL FUND - Seeks capital appreciation. The fund invests primarily in common stock and convertible securities issued by U.S. and foreign companies.

        ALLIANCE QUASAR FUND CLASS A - Invests in rapidly growing small-sized companies that offer the potential for faster than average earnings growth which will offer possibilities for capital appreciation over the long term.

        PIONEER GROWTH SHARES - Seeks capital appreciation; current income is incidental

        MFS CAPITAL OPPORTUNITIES FUND CLASS A - Seeks capital appreciation and invests primarily in common stock.

        MERRILL LYNCH CAPITAL FUND CLASS D - The investment objective is to achieve the highest total investment return consistent with prudent risk.

        AIM INTERNATIONAL EQUITY FUND - The fund takes momentum investing to foreign markets. It mainly targets large companies that are growing their earnings.

        AIM VALUE FUND - This fund invests primarily in large capital value companies. It invests in stocks that are cheap relative to their growth rates.

        AIM EQUITY CONSTELLATION FUND - The fund has a very diversified portfolio that invests 40% of its assets in steady-growth stocks and the balance in other stocks. It invests in primarily large capital growth companies.

        PIMCO RENAISSANCE FUND CLASS A - This fund invests primarily in stocks of medium capital value companies.

                          NOTES TO FINANCIAL STATEMENTS



4.      TAX STATUS

        The Plan is a prototype which obtained its latest determination letter on June 29, 1993, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

5.      TRANSACTIONS WITH PARTIES IN INTEREST

        Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the Trustee as defined by the Plan and, therefore, these transactions qualify as part-in-interest. In addition, participants have the option to invest in Range Resources Corporation common stock.

6.      SUBSEQUENT EVENT

        In April, 2000, $4,185,692 of funds and $496,090 of Range Resources Common Stock were transferred to Great Lakes Energy Plan as part of a corporate spin-off. All participants were fully vested.

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                     Form 5500, Schedule H, Part IV, Line 4i

                           Range Resources Corporation

                                  Plan No. 002


                                 EI# 34-1312571


                               December 31, 1999


                                                                                      (c)
                                   (b)                                    Description of Investment
                             Identity of Issue,                         Including Maturity Date, Rate                        (e)
                              Borrower, Lessor,                            of Interest, Collateral,          (d)           Current
(a)                           or Similar Party                              Par or Maturity Value           Cost            Value
---      ---------------------------------------------------------      -----------------------------       ----          ----------
 *       Merrill Lynch Institutional Fund                                         Mutual Fund                N/A          $   27,096
         Range Resources Corporation common stock                                 Mutual Fund                N/A             870,623
 *       Merrill Lynch Retirement Preservation Trust                              Mutual Fund                N/A             825,742
         Aim Balanced Fund                                                        Mutual Fund                N/A              10,649
 *       Merrill Lynch Growth Fund Class D                                        Mutual Fund                N/A             444,694
         Oppenheimer Global Growth                                                Mutual Fund                N/A              59,955
 *       Merrill Lynch Corporate Bond Fund Intermediate Class D                   Mutual Fund                N/A             432,157
         Federated High Income Bond Fund Class A                                  Mutual Fund                N/A              15,334
 *       Merrill Lynch Corporate Bond Fund Intermediate Class D-GM                Mutual Fund                N/A               5,232
         Mass Investors Trust                                                     Mutual Fund                N/A              13,214
         Mass Investors Trust - GM                                                Mutual Fund                N/A              13,281
         Aim Blue Chip Fund Class A                                               Mutual Fund                N/A             178,998
         Davis New York Venture Fund                                              Mutual Fund                N/A           1,588,807
 *       Merrill Lynch S&P 500 Index                                              Mutual Fund                N/A             558,565
         Lord Abbett Development Growth Class P                                   Mutual Fund                N/A              85,931
         Managers International Equity Fund                                       Mutual Fund                N/A                 111
         Gam International Fund Class A                                           Mutual Fund                N/A             105,834
         Aim Income Fund Class A                                                  Mutual Fund                N/A               2,160
         Gam International Fund Class A-GM                                        Mutual Fund                N/A              15,065
         Oppenheimer Global Fund                                                  Mutual Fund                N/A              11,850
         Alliance Quasar Fund Class A                                             Mutual Fund                N/A               9,573
         Pioneer Growth Shares                                                    Mutual Fund                N/A              39,953
 *       MFS Capital Opportunity Fund Class A                                     Mutual Fund                N/A               6,681
 *       Merrill Lynch Capital Fund Class D                                       Mutual Fund                N/A           1,944,976
         Aim International Equity Fund                                            Mutual Fund                N/A              10,132
         Aim Value Fund                                                           Mutual Fund                N/A             194,591
         Aim Equity Constellation Fund                                            Mutual Fund                N/A              11,222
         Pimco Renaissance Fund Class A                                           Mutual Fund                N/A              12,626
         Participant Loans                                                         Prime rate                N/A             128,760
                                                                                                                          ----------

                                                                                                                          $7,623,812
                                                                                                                          ==========


*         Party in interest

--------------------------------------------------------------------------------
                           RANGE RESOURCES CORPORATION
                              401(k) PLAN AND TRUST



                                    FORM 11-K
                                December 31, 1999



--------------------------------------------------------------------------------

                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on their behalf by the undersign, thereunto duly authorized.


                           RANGE RESOURCES CORPORATION
                              401(k) PLAN AND TRUST


                     June 28, 2000 BY: /s/ Eddie M. LeBlanc
                                      ---------------------

--------------------------------------------------------------------------------

                                 Exhibit Index
                                 -------------


Number                            Exhibit                         Page
------                            -------                         ----
23*                    Consent of independent certified            16
                       public accountants





*        included herewith